Exhibit 12.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands, except for ratios)
Earnings
Income from continuing operations before income taxes	$540,831	$478,991	$393,122	$450,162	$432,272
Less: Equity in earnings from unconsolidated subsidiaries	(97,885)	(83,554)	(4,597)	(44,225)	(18,788)
Add: Equity earnings from unconsolidated subsidiaries with greater than 50% ownership	(2,690)	764	(31,096)	23,371	—
Add: Distributed earnings of subsidiaries with less than 50% ownership	7,190	1,007	157	5,798	—
Fixed charges	39,956	44,497	40,414	30,599	27,173

Total earnings	$487,402	441,705	$398,000	$465,705	$440,657

Fixed charges
Interest expense and distributions on mandatorily redeemable preferred securities	$31,137	$34,626	$24,491	$21,684	$22,822

Interest expense of unconsolidated subsidiaries with greater than 50% ownership	6,350	7,540	12,389	5,493	—

Interest component of rent expense (1)	2,469	2,331	3,534	3,422	4,351

Total fixed charges	$39,956	$44,497	$40,414	$30,599	$27,173

Ratio of earnings to fixed charges	12.20	9.93	9.85	15.22	16.22

(1)	Represents an estimated interest factor